UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 4, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 4 January 2018 entitled ‘VODAFONE INDIA AND IDEA MERGER UPDATE’.

4 January 2018

RNS: 9512A

4 January 2018

VODAFONE INDIA AND IDEA MERGER UPDATE

Idea Cellular Limited (NSE: IDEA) (“Idea”) announced today the intention to raise up to INR67.5 billion (€882 million)1 of equity. This will be achieved through a INR32.5 billion (€425 million) preferential allotment to the Aditya Birla Group entities (“ABG”) and Idea’s Board has also formed a committee which will evaluate the best option for raising up to an additional INR35.0 billion (€457 million) of equity through a further preferential allotment, qualified institutional placement, rights issue or such other route that Idea’s Board determines is in Idea’s best interest. The proceeds from this capital raise, in addition to the INR78.5 billion (€1.0 billion) of proceeds from the announced disposals of Vodafone India’s and Idea’s standalone tower businesses, will be used to strengthen the balance sheet of the merged entity (Vodafone India and Idea).

ABG will increase its ownership in Idea from approximately 42% to approximately 47%, on a fully diluted basis2, after the preferential allotment. ABG’s ownership may change further depending on the form, size and result of the second tranche of the capital raise.

As a consequence of the change in shareholding in Idea following the capital raise, ABG and Vodafone have agreed that ABG will buy a minimum of 2.5% of the merged entity from Vodafone, or such higher stake required in order for ABG to ultimately own at least 26% of the merged entity3. Consequently, Vodafone will receive minimum proceeds of INR19.6 billion (€256 million) from such sale and Vodafone’s ownership in the combined entity is expected to be approximately 47.5% at completion. The aforementioned changes to the capital structure were already contemplated in the scheme of arrangement for the merger. Vodafone’s stake in the combined entity in excess of 45.1% will not be subject to any lock-up after closing and Vodafone will be free to sell the relevant shares without restrictions.

As per the agreement entered into on 20 March 2017, Vodafone India’s contribution of net debt to the merged entity and Vodafone Group’s funding requirement will be dependent on Idea’s net debt at completion of the merger, as well as customary closing adjustments, but is not affected by proceeds received in relation to the announced disposals of Vodafone India’s and Idea’s standalone towers and a potential monetisation of Idea’s 11.15% stake in Indus Towers. Vodafone will contribute INR24.8 billion (€323 million) more net debt than Idea at completion.

Illustratively, based on Idea’s net debt as at 30 September 20174 of INR567.6 billion (€7.4 billion) adjusted for (i) the INR32.5 billion (€425 million) preferential allotment announced today, and (ii) the additional equity raise of up to INR35.0 billion (€457 million) being evaluated by Idea’s Board, Vodafone India’s net debt contribution would have been INR524.8 billion (€6.9 billion). Given Vodafone India’s net debt position of INR618.3 billion (€8.1 billion) as at 30 September 2017, this would have implied a need for INR93.5 billion (€1.2 billion) of additional equity funding by Vodafone Group. After taking into account the minimum proceeds to be received by Vodafone from the sale of a minimum of 2.5% of the combined entity to ABG at completion, the net funding contribution by Vodafone Group would have been INR73.9 billion (€1.0 billion)5 (please refer to the table below for further details).

CCI approval has been granted and the scheme has been approved by the shareholders and creditors of both Idea and Vodafone India, with the NCLT and DOT approvals pending. As such, Vodafone and Idea now expect the merger to be completed during the first half of calendar 2018.

Illustrative Vodafone India net debt contribution and Vodafone Group funding requirement based on Idea’s net debt as at 30 September 20175

As at 30 September 2017	INR million	€ million
Vodafone India actual net debt (i)	618,333	8,079
Idea net debt[4]	567,568	7,415
Announced preferential allotment	(32,500)	(425)
Further capital raise to be evaluated by the Board of Idea	Up to (35,000)	Up to (457)
Additional net debt contributed by Vodafone India	24,758	323
Vodafone India net debt contribution (ii)	524,826	6,857
Minimum 2.5% stake purchase in the merged entity by ABG (iii)	19,605	256
Vodafone Group funding requirement (i) – (ii) – (iii)	73,903	966

Except as described in this announcement, there has been no significant change (as defined in Listing Rule 10.4.2(3)) affecting any matter contained in the original announcement of the merger made on 20 March 2017 and no other significant new matter has arisen which would have been required to be mentioned in that original announcement if it had arisen when the original announcement was released.

This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014.

- ends -

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 50 more, and fixed broadband operations in 19 markets. As of 30 September 2017, Vodafone Group had 522.8 million mobile customers and 18.8 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About Idea Cellular Limited

Idea Cellular is the third largest wireless operator in India with a Revenue Market Share of 16.2% (Q2FY18). Idea is listed on the National Stock Exchange (NSE), and the Bombay Stock Exchange (BSE) in India. Idea is part of the Aditya Birla Group, which is one of the largest business groups in India. The Aditya Birla Group is a conglomerate with operations in more than 35 countries and has businesses in, among others, mobile telecommunications, metals and mining, cement, carbon black, textiles, garments, chemicals, fertilizers and financial services industries.

More information on Idea Cellular is available at www.ideacellular.com and on the Aditya Birla Group at www.adityabirla.com

Notes

(1)	Based on INR / €FX rate of 76.54 as at 3 January 2018
(2)	Fully diluted shares as per the transaction announcement on 20 March 2017
(3)

On 20 March 2017 Vodafone announced that ABG was going to acquire a 4.9% stake in the merged entity from the shareholders of Vodafone India for INR39 billion (€506 million) at completion, in order to reach a shareholding of 26% in the merged entity

(4)	Idea net debt as at 30 September 2017 including certain pro-forma adjustments at the time of the merger announcement as per transaction definitions
(5)

The net funding requirement for Vodafone Group at completion will change based on a number of factors including but not limited to: (i) the amount of net debt in Idea and Vodafone India at completion, (ii) the amount of capital raised by Idea, (iii) customary closing adjustments including working capital, and (iv) the size of the stake in the merged entity acquired by ABG from the shareholders of Vodafone India. Such net funding requirement is not affected by proceeds received in relation to the announced sale of Vodafone India’s and Idea’s standalone towers or a potential monetisation of Idea’s 11.15% stake in Indus Towers

Enquiries:

Vodafone

Investor Relations	Tel: +44 (0) 7919 990 230

Media Relations	www.vodafone.com/media/contact

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

Disclaimer

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•     under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended 31 March 2017; and

•     under “Other Information – Forward-Looking Statements” in Vodafone Group Plc’s Half-year Results for the six months ended 30 September 2017.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 4, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary